Filed Pursuant to Rule 424(b)(5)

Registration No. 333-264218

PROSPECTUS SUPPLEMENT

(To Prospectus Supplement dated September 18, 2024

and Prospectus dated April 20, 2022)

Intelligent Bio Solutions, Inc.

Up to $1,376,530 of Shares of Common Stock

This Prospectus Supplement dated March 11, 2025, or this supplement, supplements, modifies and supersedes, only to the extent indicated herein, certain information contained in our prospectus supplement dated September 18, 2024, (together with the accompanying prospectus, the “Initial Prospectus Supplement”), relating to the offer and sale, from time to time, of shares of our Common Stock to or through Ladenburg Thalmann & Co. Inc. (“Ladenburg”), acting as our sales agent or principal, in accordance with the terms of that certain At The Market Offering Agreement, dated September 18, 2024 (“ATM Agreement”), we entered into with Ladenburg. This supplement should be read in conjunction with, is not complete without, and may not be delivered or utilized except in connection with, the Initial Prospectus Supplement, including all supplements thereto and documents incorporated by reference therein. If there is any inconsistency between the information in the Initial Prospectus Supplement and this supplement, you should rely on the information in this supplement. Any information that is modified or superseded in the Initial Prospectus Supplement shall not be deemed to constitute a part of the Initial Prospectus Supplement, except as modified or superseded by this supplement.

The ATM Agreement with Ladenburg provides that we may issue and sell through or to Ladenburg, as sales agent and/or principal, from time to time during the term of the ATM Agreement and on the terms set forth therein, up to the lesser of such number of shares (the “Shares”) of the Company’s common stock, $0.01 par value per share (“Common Stock”), that does not exceed (a) the number or dollar amount of shares of Common Stock registered on the our universal shelf registration statement on Form S-3 (registration no. 333-264218), pursuant to which the offering is being made, (b) the number of authorized but unissued shares of Common Stock (less the number of shares of Common Stock issuable upon exercise, conversion or exchange of any outstanding securities of the Company or otherwise reserved from the Company’s authorized capital stock), or (c) the number or dollar amount of shares of Common Stock that would cause the Company or the offering of the Shares to not satisfy the eligibility and transaction requirements for use of Form S-3, including, if applicable, General Instruction I.B.6 of Form S-3.

As of March 11, 2025, the aggregate market value of our outstanding common stock held by non-affiliates, or our public float, was approximately $17,658,960, which amount is based on 6,689,000 outstanding shares of Common Stock held by non-affiliates and a per share price of $2.64 on February 19, 2025, which was the highest closing sale price of our Common Stock on the Nasdaq Capital Market within 60 days of the filing date of this supplement. Accordingly, under the terms of the ATM Agreement, we may offer and sell through the Initial Prospectus Supplement, as amended and supplemented by this supplement, shares of common stock having an aggregate offering price of up to $5,886,320, from time to time to or through Ladenburg, acting as our sales agent or principal, subject to compliance requirements to use of Form S-3, including General Instruction I.B.6 of Form S-3. We have sold $4,509,789.61 of securities pursuant to General Instruction I.B.6. of Form S-3 during the 12-calendar month period ending on and including the date of this supplement.

We are filing this supplement to update and amend the Initial Prospectus Supplement to increase the maximum amount of shares that we are eligible to sell pursuant to the ATM Agreement under General Instruction I.B.6. As a result of these limitations, as of the date of this supplement, shares of Common Stock having an aggregate gross sales price of up to $1,376,530 remain available for offer and sale under the ATM Agreement through the Initial Prospectus Supplement, as amended and supplemented by this supplement.

If our public float subsequently increased such that we could sell additional amounts of our Common Stock pursuant to General Instruction I.B.6. of Form S-3, we will file another supplement to the Initial Prospectus Supplement prior to making any sales of Common Stock under the ATM Agreement in excess of the amount of Common Stock covered by the Initial Prospectus Supplement, as amended by this supplement.

Our shares of Common Stock are listed on The Nasdaq Capital Market under the symbol “INBS”. The last sale price of our shares of Common Stock on March 10, 2025, was $2.22 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page S-4 of the Initial Prospectus Supplement and the risk factors incorporated by reference into the Initial Prospectus Supplement, which is incorporated by reference herein, to read about the risks you should consider before purchasing our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this or the Initial Prospectus Supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Ladenburg Thalmann

The date of this prospectus supplement is March 11, 2025